NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07025076

SUPPL

JUL 2007
209
SECTION

June 28, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 28, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

for BARBARA O'NEILL

7/11

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **JUNE 28, 2007**

News Release: 07-09 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Uranium Project Surface Sampling Results Including 0.589% U_3O_8 and 0.110% Molybdenum

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the results of the May 2007 geological mapping, sampling, and geophysical programs completed on the Black Lake Project. The 5,845 hectare project area is located 40 kilometers from Stony Rapids, Saskatchewan.

Two significant target areas, the A Zone and Charlebois Lake, were examined in detail.

The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% U_3O_8 to 0.589% U_3O_8. The pegmatites within the A Zone locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo.

A Zone Sample Details

Sample Number	U_3O_8 %	Molybdenum %	Rock Type
315361	0.134	0.214	Quartz-Biotite-Feldspar Pegmatite
315362	0.108	0.089	Quartz-Biotite-Feldspar Pegmatite
315363	0.274	0.077	Quartz-Biotite-Feldspar Pegmatite
315364	0.589	0.110	Quartz-Biotite-Feldspar Pegmatite
315397	0.180	0.302	Quartz-Biotite-Feldspar Pegmatite

The Charlebois Lake zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May 2007 sampling program, returned values from 0.001% U_3O_8 to 0.090% U_3O_8.

The assay results from the May sampling program continue to support Manson Creeks' exploration concept of a bulk tonnage deposit model within the Black Lake project area.

The Company remains focused on the upcoming 2,000 meter drill program planned for the Black Lake property. This program is anticipated to begin in early to mid-July.

All assay work was performed at SRC Analytical Laboratories of Saskatoon by partial and total digestion ICP methods. Additional U_3O_8 assays were completed using Aqua Regia digestion. The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., President of the Company.

"Regan Chernish"
Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE

JUNE 28, 2007

News Release: 07-09 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Uranium Project Surface Sampling Results Including 0.589% U_3O_8 and 0.110% Molybdenum

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the results of the May 2007 geological mapping, sampling, and geophysical programs completed on the Black Lake Project. The 5,845 hectare project area is located 40 kilometers from Stony Rapids, Saskatchewan.

Two significant target areas, the A Zone and Charlebois Lake, were examined in detail.

The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% U_3O_8 to 0.589% U_3O_8. The pegmatites within the A Zone locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo.

A Zone Sample Details

Sample Number	U_3O_8 %	Molybdenum %	Rock Type
315361	0.134	0.214	Quartz-Biotite-Feldspar Pegmatite
315362	0.108	0.089	Quartz-Biotite-Feldspar Pegmatite
315363	0.274	0.077	Quartz-Biotite-Feldspar Pegmatite
315364	0.589	0.110	Quartz-Biotite-Feldspar Pegmatite
315397	0.180	0.302	Quartz-Biotite-Feldspar Pegmatite

The Charlebois Lake zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May 2007 sampling program, returned values from 0.001% U_3O_8 to 0.090% U_3O_8.

The assay results from the May sampling program continue to support Manson Creeks' exploration concept of a bulk tonnage deposit model within the Black Lake project area.

The Company remains focused on the upcoming 2,000 meter drill program planned for the Black Lake property. This program is anticipated to begin in early to mid-July.

All assay work was performed at SRC Analytical Laboratories of Saskatoon by partial and total digestion ICP methods. Additional U_3O_8 assays were completed using Aqua Regia digestion. The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., President of the Company.

"Regan Chernish"
Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE

JUNE 28, 2007

News Release: 07-09

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Uranium Project Surface Sampling Results Including 0.589% U_3O_8 and 0.110% Molybdenum

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the results of the May 2007 geological mapping, sampling, and geophysical programs completed on the Black Lake Project. The 5,845 hectare project area is located 40 kilometers from Stony Rapids, Saskatchewan.

Two significant target areas, the A Zone and Charlebois Lake, were examined in detail.

The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% U_3O_8 to 0.589% U_3O_8. The pegmatites within the A Zone locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo.

A Zone Sample Details

Sample Number	U_3O_8 %	Molybdenum %	Rock Type
315361	0.134	0.214	Quartz-Biotite-Feldspar Pegmatite
315362	0.108	0.089	Quartz-Biotite-Feldspar Pegmatite
315363	0.274	0.077	Quartz-Biotite-Feldspar Pegmatite
315364	0.589	0.110	Quartz-Biotite-Feldspar Pegmatite
315397	0.180	0.302	Quartz-Biotite-Feldspar Pegmatite

The Charlebois Lake zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May 2007 sampling program, returned values from 0.001% U_3O_8 to 0.090% U_3O_8.

The assay results from the May sampling program continue to support Manson Creeks' exploration concept of a bulk tonnage deposit model within the Black Lake project area.

The Company remains focused on the upcoming 2,000 meter drill program planned for the Black Lake property. This program is anticipated to begin in early to mid-July.

All assay work was performed at SRC Analytical Laboratories of Saskatoon by partial and total digestion ICP methods. Additional U_3O_8 assays were completed using Aqua Regia digestion. The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., President of the Company.

"Regan Chernish"
Regan Chernish, P. Geo.
President and Director

END